

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 23, 2012

<u>Via Email</u>
Lou Maroun
Director
Brookfield Infrastructure Partners, L.P.
7 Reid Street, 4th Floor
Hamilton, HM 11, Bermuda

   Re: Brookfield Infrastructure Partners, L.P.
   Form 20-F for the year ended December 31, 2010
   Filed April 26, 2011
   File No. 001-33632

Dear Mr. Maroun:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                             Sincerely,

                             /s/ Jennifer Thompson

                             Jennifer Thompson
                             Accounting Branch Chief